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FOR IMMEDIATE RELEASE

Sun Pharma Acquires Controlling Stake in Taro

Mumbai, India: September 21, 2010: Sun Pharmaceutical Industries Ltd. (Sun) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that it has completed the acquisition of a controlling stake in Taro Pharmaceutical Industries Ltd. (Taro) pursuant to the Option Agreement entered into in 2007 with Taro’s controlling shareholders led by Taro’s Chairman, Dr. Barrie Levitt.  As a result of the closing, Sun’s subsidiaries have increased their economic interest in Taro to 48.7% and their voting rights to 65.8%.  In connection with the closing of the Option Agreement, the parties to the transactions, as well as Taro’s directors, have settled all outstanding litigation among themselves.

Taro has an established franchise in dermatology and topical products in the US, in addition to generic product offerings in cardiovascular, neuro-psychiatric and anti-inflammatory therapeutic categories.  Taro has strategic sales and marketing operations in Israel and Canada.

Sun Chairman & Managing Director, Dilip Shanghvi, who has been appointed to serve as Chairman of the Board of Taro, also welcomed Ilan Leviteh, former Chief Executive Officer of Makhteshim Agan Industries, one of the world’s major producers of agro-chemical products and one of Israel’s largest industrial companies, as a new director of Taro.

Taro has factories in Canada and Israel that manufacture topical creams and ointments, liquids, capsules and tablets dosage forms which complements Sun’s current manufacturing and development capabilities for the US.  Mr Shanghvi said, “We are excited about completing this transaction.  We intend to build on Taro’s market presence in US, Israel and Canada and its expertise in dermatology and pediatrics, along with specialty and generic pharmaceuticals, and over-the-counter products.  Taro's current employees are an important part of our future plans for Taro and we are committed to productive relations with Taro's employees, and maintaining and enhancing Taro's facilities in Israel as well as Canada.”

He further added, “We have tangible plans to significantly increase volume of production and approve further investments in Research and Development in Israel and Canada, specially in delivery systems and complex chemistry.  With the scientific talent within Taro, we look forward to increasing the number of product filings of higher complexity.”

Specifically on the future of Taro, Mr Shanghvi mentioned, “Our intent is to help Taro benefit from Sun’s resources and international presence in order to bring a better future to all of Taro’s shareholders, as well as its employees.”

About Sun Pharma

Established in 1983, listed since 1994 and headquartered in India, Sun Pharma (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

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Uday Baldota		Mira Desai
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